SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Petrobras Issues US$ 4 billion in Global Notes

Rio de Janeiro, January 17, 2017 – Petróleo Brasileiro S.A.—Petrobras announces that it closed today a US$ 4 billion issuance of 5 and 10 year notes in the international capital markets. The notes were issued by Petrobras’ wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”) and constitute general senior unsecured and unsubordinated obligations of PGF that are unconditionally and irrevocably guaranteed by Petrobras. Pricing occurred on January 9, 2017 and the terms of the notes are as follows:

	2022 Notes	2027 Notes
Amount	US$ 2 billion	US$ 2 billion
Coupon	6.125%	7.375%
Issue Price	100.00%	100.00%
Yield to Investors	6.125%	7.375%
Due Date	01/17/2022	01/17/2027
1st Interest Payment Date	07/17/2017
Interest Payment Dates	January 17 and July 17 of each year
Ratings	B2 (Moody’s) / B+ (S&P) / BB (Fitch)
Joint Bookrunners	Banco Bradesco BBI S.A., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC

The order book was 5.1x and 4.6x oversubscribed in the 5 year and 10 year tranche respectively, with 592 investors from the United States, Europe, Asia and Latin America participating.

PGF intends to use the net proceeds from the sale of the Notes to repurchase notes validly tendered and accepted for purchase by PGF in the previously announced tender offers, and to use any remaining net proceeds for general corporate purposes including to refinance upcoming maturities.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2017

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Name: Ivan de Souza Monteiro Title: Chief Financial Officer and Investor Relations Officer